Exhibit 12.1

News Corporation

Computation of Ratio of Earnings to Fixed Charges

(in Millions, Except Ratio Amounts)

(Unaudited)

	For the nine months ended March 31, 2007	Fiscal Year Ended June 30,
		2006	2005	2004	2003	2002
Earnings:
Income from continuing operations before income tax expense and minority interest in subsidiaries	$4,068	$4,405	$3,561	$2,755	$1,643	$(7,234)
Add:
Equity (earnings) losses from affiliates	(747)	(888)	(355)	(170)	344	7,782
Dividends received from affiliates	145	178	138	81	21	14
Fixed Charges, net of capitalized interest and perpetual preference dividends	759	910	845	797	747	832
Amortization of capitalized interest	27	44	48	40	35	35

Total earnings available for fixed charges	$4,252	$4,649	$4,237	$3,503	$2,790	$1,429

Fixed charges:
Interest on debt and finance lease charges, net of capitalized interest	$632	$792	$737	$684	$674	$767
Capitalized interest	15	28	31	42	26	22
Perpetual preference dividends paid	—	—	10	27	27	27
Interest element on rental expense	127	118	108	113	73	65

Total fixed charges	$774	$938	$886	$866	$800	$881

Ratio of earnings to fixed charges	5.5	5.0	4.8	4.0	3.5	1.6